FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2006.

The Toronto-Dominion Bank

(Translation of registrant's name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: February 16, 2006	By:	/s/ Rasha El Sissi
		Name:	Rasha El Sissi
		Title:	Associate Vice President, Legal

TD BANK FINANCIAL GROUP TO ACQUIRE VFC INC.
Acquisition would expand bank’s indirect auto lending

TORONTO, February 16, 2006 - TD Bank Financial Group (TDBFG) and VFC Inc. (VFC) today announced they have entered into an agreement under which TDBFG will offer to acquire VFC, a leading provider of automotive purchase financing and consumer installment loans.

“This acquisition is a logical extension of our existing business as a leader in dealer-based automobile financing and an opportunity for us to increase our range of product offerings in response to what dealers and their customers have said they want,” said Tim Hockey, group head, personal banking, TDBFG and co-chair, TD Canada Trust. “VFC and its outstanding management team have a demonstrated track record as leaders in what we see as an underserved, growing market.”

“We believe the potential synergies of the two organizations, particularly with regard to referrals and distribution, will assist our growth strategy,” said Charles Stewart, president and chief executive officer of VFC. “Additionally, we believe this agreement represents an attractive value proposition for our shareholders. We are excited about the new opportunities this presents.”

VFC, with offices in Toronto, Montreal and Nanaimo, has more than 220 employees servicing a portfolio of CDN$380 million in finance receivables, representing more than 25,000 customers through a network of 2,000 pre-qualified automobile dealers across Canada.

It is intended that VFC will continue to operate under its existing brand and management structure. TDBFG expects the acquisition to be neutral to its earnings in 2006 and modestly accretive in 2007.

TD Canada Trust has one of the country’s largest automotive dealer financing businesses which has been independently ranked as a leader in customer service.

Terms of the deal:

•
TDBFG will offer, subject to all necessary approvals, to acquire all of the fully-diluted common shares of VFC at CDN$19.50 per share in cash or the equivalent of CDN$19.45 of TDBFG common shares and CDN$0.05 in cash for each VFC common share. VFC shareholders will have the right to elect to receive cash, TD shares or a combination of cash and TD shares. This price represents a premium of 38 percent over VFC’s closing share price of CDN $14.15 on February 15, 2006, for a total of CDN$326 million;

•
The board of directors of VFC, based upon the recommendation of its special committee of independent directors, has unanimously approved the transaction and agreed to recommend that VFC shareholders tender their shares to the TDBFG offer. The VFC board unanimously determined that the transaction is in the best interests of VFC and VFC shareholders generally;

•
VFC’s board of directors has received an opinion from its independent financial advisor, Sprott Securities Inc., that the consideration being offered is fair, from a financial point of view, to VFC shareholders;

•
VFC’s senior management and certain other VFC shareholders, holding in aggregate approximately 4.9 million VFC common shares (being more than 29 percent of the fully-diluted VFC common shares) have entered into “lock-up” agreements with TDBFG to tender all their shares to the TDBFG offer;

•
TDBFG and VFC anticipate that the takeover bid circular and the directors’ circular recommending the offer, will be mailed to VFC shareholders by early March with the offer being open for 35 days following the date of mailing, unless extended or withdrawn. The offer will be subject to customary closing conditions including the tender of a minimum of two-thirds of the outstanding VFC shares on a fully-diluted basis and the receipt of necessary regulatory approvals, including the Office of the Superintendent of Financial Institutions. The agreement also provides for payment of a termination fee by VFC to TDBFG of CDN$9.25 million under certain circumstances.

Conference call/Audiocast:
TDBFG and VFC will host a conference call for shareholders and analysts at 1pm ET, February 16, 2006 to discuss the announcement. The call is expected to last 30 minutes and will include Tim Hockey, group head, personal banking, TDBFG and co-chair, TD Canada Trust, Colleen Johnston, executive vice president and chief financial officer, TDBFG, Bharat Masrani, vice chair and chief risk officer, TDBFG, Charles Stewart, chief executive officer, VFC and Erik de Witte, chief financial officer, VFC. A live audiocast of the conference call will be available online at TDBFG’s web site (www.td.com/investor/index.jsp). Participants may also listen to the conference call by dialing 416-644-3434 or toll free in Canada and the U.S. at 1-866-250-4909. A replay of the conference call will be available shortly after the call by dialing 416-640-1917 (passcode: 21177690#) or toll-free 1-877-289-8525 (passcode: 21177690#).

About VFC
With its focus on non-prime automotive purchase financing, VFC Inc. (TSX: VFC) is one of the largest Canadian-owned indirect consumer finance companies in Canada. VFC's loans originate through its network of more than 2,000 pre-qualified automobile dealers connected by a Web-based technology that provides for efficient financing decisions. Founded in 1994, VFC has proven itself as a reliable source of credit to customers and an invaluable business partner to automobile dealers and retail vendors nationwide. Independent analysts value the Canadian non-prime automotive finance market at approximately $4 billion per annum. VFC's shares trade on the Toronto Stock Exchange under the symbol "VFC". For further information, see the company's website at www.vfc.ca.

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial

Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million online customers. TD Bank Financial Group had CDN$365 billion in assets, as of October 31, 2005. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

Forward-Looking Statement
This news release may contain forward-looking statements within the meaning of U.S. and Canadian securities laws. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, TD Bank Financial Group’s plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; that VFC Inc. is able to successfully execute its strategies, or achieve planned synergies; that the parties are unable to accurately forecast the anticipated financial results of VFC Inc. following the transaction; that VFC Inc. is unable to compete successfully in this competitive marketplace; that VFC Inc. is unable to retain employees that are key to the operations of the business; that VFC Inc. is unable to identify and realize future consolidation and growth opportunities; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s results to differ materially from those described in the forward-looking statements can be found in TD Bank Financial Group’s 2005 Annual Report, which was filed with the Canadian securities regulators on December 12, 2005 and is available at the SEDAR Internet site (http://www.sedar.gov). These forward-looking statements speak only as of the date on which the statements were made. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:

TDBFG:
Scott Lamb, investor relations, 416-982-5075
Jeff Keay, media relations, 416-982-7528

VFC:
Charles Stewart, CEO, 416-645-5007
Erik de Witte, CFO, 416-645-5010